EXHIBIT 12(a)

FIRSTENERGY CORP.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Three Months Ended March 31, 2012
	2007	2008	2009	2010	2011
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:

Income before extraordinary items	$1,492	$620	$856	$718	$869	$306
Interest and other charges, before reduction for amounts capitalized and deferred	786	761	978	845	1,008	246

Provision for income taxes	975	375	184	462	574	222

Interest element of rentals charged to income (1)	206	171	161	151	150	36

Earnings as defined	$3,459	$1,927	$2,179	$2,176	$2,601	$810

FIXED CHARGES AS DEFINED IN REGULATION S-K:

Interest before reduction for amounts capitalized and deferred	$786	$761	$978	$845	$1,008	$246

Interest element of rentals charged to income (1)	206	171	161	151	150	36

Fixed charges as defined	$992	$932	$1,139	$996	$1,158	$282

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	3.49	2.07	1.91	2.18	2.25	2.87

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.